E14	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-177588, 333-177588-01) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206 and 333-192821) of the Royal Dutch Shell Dividend Access Trust of our report dated March 12, 2014, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers CI LLP

PricewaterhouseCoopers CI LLP
Jersey, Channel Islands
March 12, 2014